Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
April 27, 2018
Via EDGAR
United States Securities and Exchange Commission,
    Division of Investment Management,
        100 F Street N.E.,
            Washington, D.C. 20549.

Attention:	Ms. Anu Dubey

Re:	TCG BDC, Inc. Preliminary Proxy Statement on Schedule 14A (File No. 814-00995) Submitted April 10, 2018

Dear Ms. Dubey:
On behalf of our client, TCG BDC, Inc. (the “Company” or “TCG BDC”), we are submitting this response letter (the “Second Response Letter”) in connection with (1) the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) that was filed on April 10, 2018, (2) the Company’s response letter to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you to us during telephone conversations between April 17, 2018 and April 19, 2018, including a marked version of the revised draft of Proposal No. 3 showing the changes to Proposal No. 3 as included in the Preliminary Proxy Statement (the “Revised Proposed No. 3”) attached thereto, which was filed on April 20, 2018 (the “First Response Letter”), and (3) the Staff’s further comments provided by you to us during a telephone conversation on April 24, 2018.
The Company appreciates the Staff’s review of the Preliminary Proxy Statement and the First Response Letter. For your convenience, the Company has summarized each of the Staff’s further comments below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Preliminary Proxy Statement. Except as specifically noted otherwise, page numbers refer to the page numbers in the Revised Proposal No. 3.

Securities and Exchange Commission
April 27, 2018

As requested by the Staff, the Company has included as an attachment to this Second Response Letter a marked version of the further revised draft of Proposal No. 3 showing the changes to the Revised Proposal No. 3 (the “Further Revised Proposal No. 3”).
Revised Proposal No. 3, Pages 4-5

1.
With respect to each of the effects of leverage tables on pages 4 to 5 of the Revised Proposal No. 3, please add disclosure setting forth the annual return that the company’s portfolio must experience in order to cover annual interest or dividend payments on senior securities, as required by Item 8.3.b.(2) of Form N-2.

Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested as shown in the Further Revised Proposal No. 3 attached hereto.
Revised Proposal No. 3, Page 7

2.
With respect to the fee table on page 7 of the Revised Proposal No. 3, please delete the four line items showing investment income (i.e., total investment income, pre-incentive net investment income, net investment income and net investment income divided by weighted-average common shares) and, instead, include a table showing the current and pro forma fees (with the required examples) using the format prescribed in Item 3 of Form N-2, as required by Item 22(a)(3)(iv) of Schedule 14A..

Response:
In response to the Staff’s comment, the Company has revised the disclosure as requested as shown in the Further Revised Proposal No. 3 attached hereto.
*    *    *

Securities and Exchange Commission
April 27, 2018

Any questions or comments with respect to the responses may be communicated to the undersigned at (212) 558-4195 or by email (chenc@sullcrom.com). Please send copies of any correspondence relating to this filing to me by email with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,
/s/ C. Michelle Chen
C. Michelle Chen
(Attachment)

cc:	Michael A. Hart
Thomas M. Hennigan
Venugopal Rathi
Erik Barrios
(TCG BDC, Inc.)

William G. Farrar
(Sullivan & Cromwell LLP)

PROPOSAL NO. 3
APPROVAL OF THE APPLICATION OF A MINIMUM ASSET COVERAGE RATIO OF 150% TO THE COMPANY, WHICH WOULD PERMIT THE COMPANY TO DOUBLE THE MAXIMUM AMOUNT OF LEVERAGE THAT IT IS PERMITTED TO INCUR
Background
On March 23, 2018, an amendment to Section 61(a) of the 1940 Act was signed into law to permit BDCs to reduce the minimum “asset coverage” ratio from 200% to 150%, so long as certain approval and disclosure requirements are satisfied. Under the existing 200% minimum asset coverage ratio, the Company is permitted to borrow up to one dollar for investment purposes for every one dollar of investor equity, and under the 150% minimum asset coverage ratio, the Company will be permitted to borrow up to two dollars for investment purposes for every one dollar of investor equity. In other words, Section 61(a) of the 1940 Act, as amended, permits BDCs to potentially increase their debt-to-equity ratio from a maximum of 1 to 1 to a maximum of 2 to 1.
Specifically, the Company is permitted to apply a lower minimum asset coverage ratio of 150% if: (1) the Company complies with certain additional asset coverage disclosure requirements, as discussed below; and (2)(A) a “required majority” of the Company’s directors, as defined in Section 57(o) of the 1940 Act, approves the application of such a lower minimum asset coverage ratio to the Company, in which case the 150% minimum asset coverage ratio will become effective on the date that is one year after the date of such Independent Director approval; or (B) the Company obtains, at a special or annual meeting of its stockholders at which a quorum is present, the approval of more than 50% of the votes cast for the application of such a lower minimum asset coverage ratio to the Company, in which case the 150% minimum asset coverage ratio will become effective on the first day after the date of such stockholder approval. “Asset coverage” for purposes of this proposal has the meaning set forth in Section 18(h) of the 1940 Act and generally is a company’s total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness and, if applicable, preferred stock.
At a meeting of the Board held on April 9, 2018, the Board, including a “required majority” of the Company’s directors, as defined in Section 57(o) of the 1940 Act, approved the 150% minimum asset coverage ratio as being in the best interests of the Company and its stockholders. As a result, and subject to certain additional disclosure requirements as described below, the 150% minimum asset coverage ratio will apply to the Company effective as of April 9, 2019. This means that, as of April 9, 2019, the Company will be permitted to incur double the maximum amount of leverage that the Company is able to incur currently.
In addition, in order to provide the Company with the maximum financial flexibility at the earliest possible date, the Board authorized the Company to seek stockholder approval of the Asset Coverage Ratio Proposal, which, if passed, would move up the effective date of the increase in the leverage limit by approximately ten months. If the Company’s stockholders approve the Asset Coverage Ratio Proposal at the Meeting, the 150% minimum asset coverage ratio will then apply effective as of June 7, 2018, the first day after the Meeting and, as a result, the Company will be permitted to incur double the maximum amount of leverage that the Company is able to incur currently approximately ten months earlier than if the Company’s stockholders do not vote to approve Proposal No. 3.
Recommendation of the Board; Reasons for the Asset Coverage Ratio Proposal
The Board unanimously recommends that the Company’s stockholders approve the Asset Coverage Ratio Proposal. In consideration of the application of the 150% minimum asset coverage ratio to the Company, the Board considered the information it received relating to, among other things:

•	the benefits of increased financial flexibility;

•	the potential to increase and sustain returns on equity;

•	the Company’s investment strategy and portfolio construction;

•	the current middle market direct lending landscape;

•	the risks relative to benefits associated with the use of increased leverage;

•	impact on the base management and incentive fees payable to the Company’s investment adviser (the “Investment Adviser”);

•	limitations of current credit facilities; and

•	the Company’s additional disclosure obligations.
Benefits of Increased Financial Flexibility
The Board considered that, as a BDC and a regulated investment company (“RIC”) for tax purposes, the Company will benefit from increasing the maximum regulatory leverage, through significantly more flexibility for complying with the asset coverage requirements applicable to BDCs. Importantly, application of the 150% minimum asset coverage ratio would enable the Company to better withstand potential adverse market movements while still meeting its asset coverage requirements. For example, as of December 31, 2017, the Company’s asset coverage ratio was 235%, which, under the current 200% minimum asset coverage ratio, provided a 15% cushion based on fair value of investments. Under a 150% minimum asset coverage ratio, all else being equal, that cushion would be 36% based on fair value of investments.
For example, even if the underlying performance of one or more portfolio companies may not indicate an impairment or inability to repay all principal and interest in full, volatility in the capital markets may negatively impact the valuations of the Company’s investments and create unrealized capital depreciation on certain investments. Any such reductions in value (as well as unrealized capital depreciation based on the underlying performance of the Company’s portfolio companies, if any) will negatively impact the Company’s total assets and the ability to satisfy the minimum asset coverage ratio. Any failure to satisfy the asset coverage ratio could have a material adverse effect on the Company’s business, financial condition or results of operations, including the Company’s ability to borrow, pay dividends (and, as a result, the Company’s ability to maintain its RIC status), or repurchase shares of its common stock.
In addition to enhancing the ability of the Company to bear adverse market movements and still meet the asset coverage requirements, the Board concluded that having the option to access additional financing would give the Company more flexibility to fully execute its business strategy.
The following table sets forth the following additional information:

•	the Company’s total assets, total debt outstanding (in dollars and as a percentage of total assets), net assets and asset coverage ratio as of December 31, 2017;

•
assuming that as of December 31, 2017 the Company had incurred the maximum amount of borrowings that could be incurred by the Company under the currently applicable 200% asset coverage ratio, the Company’s pro forma total assets, total debt outstanding (with the maximum amount of additional borrowings that would be permitted to incur in dollars and as a percentage of total assets), net assets and asset coverage ratio; and

•
assuming that as of December 31, 2017 the Company had incurred the maximum amount of borrowings that could be incurred by the Company under the proposed 150% asset coverage ratio, the Company’s pro forma total assets, total debt outstanding (with the maximum amount of additional borrowings that would be permitted to incur in dollars and as a percentage of total assets), net assets and asset coverage ratio.

In evaluating the information presented below, it is important to recognize that the maximum amount of borrowings that could be incurred by the Company is presented for comparative and informational purposes only and such information is not a representation of the amount of borrowings that the Company intends to incur or that would be available to the Company to be incurred.

Selected Consolidated Financial Statement Data (Unaudited) (dollar amounts in thousands)	Actual Amounts As of December 31, 2017(1)	Pro Forma Amounts as of December 31, 2017 Assuming That the Company Had Incurred the Maximum Amount of Borrowings That Could Be Incurred by the Company
		Under the Currently Applicable 200% Minimum Asset Coverage Ratio(2)	Under the Proposed 150% Minimum Asset Coverage Ratio(3)
Total Assets	$2,021,383	$2,312,794	$3,440,098
Total Debt Outstanding	$835,893	$1,127,304	$2,254,608
Net Assets	$1,127,304	$1,127,304	$1,127,304
Asset Coverage Ratio	234.9%	200.0%	150.0%

(1)	As of December 31, 2017, the Company’s total outstanding indebtedness represented 41.4% of the Company’s total assets.

(2)
Based on the Company’s total outstanding indebtedness of $835.9 million as of December 31, 2017 and applying the currently applicable 200% minimum asset coverage ratio, the Company could have incurred up to an additional $291.4 million of borrowings, bringing the Company’s total indebtedness and total assets to $1.1 billion and $2.3 billion, respectively. The maximum amount of additional borrowings of $291.4 million would have represented 12.6% of the total assets of $2.3 billion, which are the total assets that the Company would have had with such additional borrowings.

(3)
Assuming that the Company had incurred the maximum amount of borrowings that could be incurred by the Company under the currently applicable 200% minimum asset coverage ratio of $1.1 billion and applying the proposed 150% minimum asset coverage ratio, the Company could have incurred up to an additional $1.1 billion of borrowings, bringing the Company’s total indebtedness and total assets to $2.3 billion and $3.4 billion, respectively. The maximum amount of additional borrowings of $1.1 billion would have represented 32.8% of the total assets of $3.4 billion, which are the total assets that the Company would have had with such additional borrowings.

Potential to Increase and Sustain Returns on Equity
The Board and the Investment Adviser discussed how access to greater leverage has the potential to increase and sustain the Company’s investment yield and returns to common stockholders. Funds that use leverage generally aim to earn an investment return on money raised through leverage that exceeds the costs of leveraging, and thereby to increase returns to common stockholders. The Board discussed that any investment returns in excess of the costs of leverage would benefit the holders of the common stock; however, to the extent the costs of leverage exceed such investment returns, those costs would be borne by and reduce the returns to the holders of the common stock.
The Investment Adviser informed the Board that the Company would only expect to incur additional indebtedness if the Investment Adviser believes that, over time, the costs of carrying the assets to be acquired through leverage are likely to be lower than the Company’s expected incremental investment yield and returns on equity.
While no assurances can be given that the investment yield and returns on equity attributable to borrowing would exceed the costs of such leverage, the Board concluded that the benefits of increased leverage outweigh the risks, as noted in more detail below.
The following tables illustrate the effect of leverage on returns from an investment in the Company’s common stock, based on (1) the actual amount of borrowings incurred by the Company as of December 31, 2017, (2) the maximum amount of borrowings that could be incurred by the Company as of December 31, 2017 under the currently applicable 200% minimum asset coverage ratio (that is, a 1:1 debt-to-equity ratio), and (3) the maximum amount of borrowings that could be incurred by the Company as of December 31, 2017 if the proposed 150% minimum asset coverage ratio were applied (that is, a 2:1 debt-to-equity ratio), in each case assuming annual returns on the Company’s portfolio (net of expenses) of -10%, -5%, 0%, 5% and 10%. The calculations in the tables below are hypothetical, and actual returns may be higher or lower than those appearing in the tables below.

	Effects of Leverage Based on the Actual Amount of Borrowings Incurred by the Company as of December 31, 2017
Assumed annual returns on the Company’s portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to common stockholder (1)	(20.540)%	(11.580)%	(2.610)%	6.35%	15.32%

(1)
As of December 31, 2017, the Company had (i) $2.0 billion in total assets (ii) $835.9 million in outstanding indebtedness, (iii) $1.1 billion in net assets and (iv) a weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.52%.

Based on outstanding indebtedness of $835.9 million as of December 31, 2017, and the weighted average effective annual interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.52% as of that date, the Company’s investment portfolio at fair value would have had to produce an annual return of approximately 1.5% to cover annual interest payments on the outstanding debt.

Effects of Leverage Based on the Pro Forma Maximum Amount of Borrowings That Could Be Incurred by the Company
Under the Currently Applicable 200% Minimum Asset Coverage Ratio
(i.e., A 1:1 Debt-to-Equity Ratio)

Assumed annual returns on the Company’s portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to common stockholder (1)	(24.040)%	(13.780)%	(3.520)%	6.74%	17.00%

(1)
Assuming that (a) the Company had incurred the maximum amount of borrowings that could be incurred by the Company as of December 31, 2017 under a 200% minimum asset coverage ratio, and (b) the additional borrowings compared to the actual amount of borrowings incurred by the Company as of December 31, 2017, which were $291.4 million, are fully invested, the Company would have (i) $2.3 billion in total assets, (ii) $1.1 billion in outstanding indebtedness and (iii) $1.1 billion in net assets. The weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), is assumed to be 3.52%, which is the Company’s weighted average interest rate as of December 31, 2017.

Based on the assumed outstanding indebtedness of $1.1 billion as of December 31, 2017, and the assumed weighted average effective annual interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.52% as of that date, the Company’s investment portfolio at fair value would have had to produce an annual return of approximately 1.8% to cover annual interest payments on the outstanding debt.

	Effects of Leverage Based on the Pro Forma Maximum Amount of Borrowings That Could Be Incurred by the Company Under the Proposed 150% Minimum Asset Coverage Ratio (i.e., A 2:1 Debt-to-Equity Ratio)
Assumed annual returns on the Company’s portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to common stockholder (1)	(37.560)%	(22.300)%	(7.040)%	8.22%	23.48%

(1)
Assuming that (a) the Company had incurred the maximum amount of borrowings that could be incurred by the Company as of December 31, 2017 if a 150% minimum asset coverage ratio were applied, and (b) the additional borrowings compared to the maximum amount of borrowings that could be incurred by the Company as of December 31, 2017 under a 200% minimum asset coverage ratio, which was $1.1 billion, are fully invested, the Company would have (i) $3.4 billion in total assets, (ii) $2.3 billion in outstanding indebtedness and (iii) $1.1 billion in net assets. The weighted average interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), is assumed to be 3.52%, which is the Company’s weighted average interest rate as of December 31, 2017.

Based on the assumed outstanding indebtedness of $2.3 billion as of December 31, 2017, and the assumed weighted average effective annual interest rate, excluding fees (such as fees on undrawn amounts and amortization of financing costs), of 3.52% as of that date, the Company’s investment portfolio at fair value would have had to produce an annual return of approximately 2.3% to cover annual interest payments on the outstanding debt.
The Company’s Investment Strategy and Portfolio Construction
The Board considered the Company’s investment strategy and portfolio construction and, based on that review, believes that the Company would be well-positioned to prudently and effectively employ an increased level of leverage if it chose to do so. The Board noted that the Company has historically held a defensive, diversified portfolio of first lien senior secured loans. The Board also noted that the Company focuses on stable, healthy businesses with strong cash-flow generation in non-cyclical sectors. As of December 31, 2017, the Company had a portfolio of 107 investments in 90 portfolio companies across 28 industries and 57 unique sponsors. It further noted that, as of December 31, 2017, approximately 99.3% of the Company’s debt investments bore interest at floating rates, subject to interest rate floors, and 77.8% of the Company portfolio was invested in first lien debt investments.
The Company believes that any use of increased leverage will generally depend on market conditions at the applicable time. Although the Company’s plan with respect to increased leverage has yet to be determined, the Company anticipates that any increase in leverage is likely to be in the form of indebtedness.
The Current Middle Market Direct Lending Landscape
The Board considered the middle market direct lending landscape in which the Company operates. The Company’s primary competitors in providing financing to middle market companies include public and private funds, other BDCs, commercial and investment banks, collateralized loan obligations, commercial finance companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of the Company’s potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. For example, some competitors may have a lower cost of funds and access to funding sources that will not be available to the Company. In addition, some competitors may have higher risk tolerances or different risk assessments than the Company, which could allow them to consider a wider variety of investments than the Company. Furthermore, many of the Company’s competitors are not subject to the regulatory restrictions to which the Company is subject under the 1940 Act. Enabling the Company to incur additional indebtedness is expected to increase the competitiveness of the Company. Moreover, if other BDCs take advantage of the ability to incur additional indebtedness and the Company does not have the flexibility to do so, its competitiveness relative to such BDCs may be reduced.
Risks Relative to Potential Benefits Associated With the Use of Increased Leverage
The Board considered how increased leverage could increase the risks associated with investing in the Company’s common stock. For example, if the value of the Company’s assets decreases, leverage will cause the Company’s net asset value to decline more sharply than it otherwise would have without leverage or with lower leverage. Similarly, any decrease in the Company’s revenue would cause its net income to decline more sharply than it would have if the Company had not borrowed or had borrowed less. However, since the Company already uses leverage in optimizing its investment portfolio, there are no material new risks associated with increased leverage. As a result, the Board concluded that the potential benefits of increased leverage outweigh these risks.
Impact on the Base Management and Incentive Fees
The Board considered the impact of the use of higher leverage on the Company’s base management fee and incentive fee payable to the Investment Adviser, noting that additional leverage would increase the base management fee and could increase the incentive fees. For example, base management fees are payable based on its gross assets, including assets acquired through the use of leverage (but excluding cash and any temporary investments in cash-equivalents), which may give the Investment Adviser an incentive to use a higher level of leverage to make additional investments. Similarly, the incentive fees payable by the Company to the Investment Adviser may create an incentive for the Investment Adviser to pursue investments that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The incentive fees payable to the Investment Adviser are calculated based on a percentage of the Company’s return on invested capital. This may encourage the Investment Adviser to use leverage to increase the return on the Company’s investments. In particular, a portion of the incentive fees payable to the Investment Adviser is calculated based on the Company’s pre-incentive fee net investment income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, subject to a “hurdle rate” of 1.50% per quarter (6% annualized) and a “catch-up rate” of 1.82% per quarter (7.28% annualized). See “Corporate Governance—Certain Relationships and Related Party Transactions—Investment Advisory Agreement.” Accordingly, an increase in leverage may make it easier for the Company to meet or exceed the hurdle rate applicable to the income-based incentive fee and may result in an increase in the amount of income-based incentive fee payable to the Investment Adviser.
However, since the Company already uses leverage in optimizing its investment portfolio, there are no material new risks associated with increased leverage on the base management and incentive fees payable to the Investment Advisor or the Investment Adviser’s incentives. The Investment Advisor also informed the Board that it intends to manage the Company in the same disciplined manner as it has prior to the effectiveness of the lower minimum asset coverage ratio. As a result, the Board concluded that the potential benefits of increased leverage outweigh these risks.
Fees and Expenses Table
The following table illustrates the impact of leverage on the Company’s annual expenses, including base management and incentive fees payable to the Investment Adviser ~~based on~~, using annualized financial data based on the actual and pro forma expenses incurred by the Company for the quarter ended December 31, 2017. The following table is intended to assist you in understanding the costs and expenses that an investor in the Company’s common stock will bear, directly or indirectly, based on the assumptions set forth below. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of the Company’s future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Proxy Statement contains a reference to fees or expenses paid by “us,” the “Company” or says that “we” will pay fees or expenses, stockholders will indirectly bear these fees or expenses as our investors. The calculations of pro forma estimated annual expenses in the table below are hypothetical, and the base management and incentive fees payable to the Investment Adviser will be based on the Company’s actual performance and will not be paid unless the Company achieves certain goals.

~~Selected Consolidated Statement of Operations Data (Unaudited)(1) (dollar amounts in thousands)~~	~~Actual Amounts For the Quarter Ended December 31, 2017~~			~~Pro Forma Amounts For the Quarter Ended December 31, 2017 Assuming That the Company Had Incurred the Maximum Amount of Borrowings That Could Be Incurred by the Company~~
				~~Under the Currently Applicable 200% Minimum Asset Coverage Ratio(2)~~			~~Under the Proposed 150% Minimum Asset Coverage Ratio(3)~~
~~Total Investment Income~~	~~$~~	~~49,510~~		~~$~~	~~56,734~~		~~$~~	~~85,101~~
~~Base Management Fees(4)~~	~~$~~	~~7,473~~		~~$~~	~~8,455~~		~~$~~	~~12,682~~
~~Pre-Incentive Net Investment Income~~	~~$~~	~~32,141~~		~~$~~	~~35,268~~		~~$~~	~~47,341~~
~~Incentive Fees(5)(6)~~	~~$~~	~~5,625~~		~~$~~	~~6,172~~		~~$~~	~~8,285~~
~~Net Investment Income~~	~~$~~	~~26,516~~		~~$~~	~~29,096~~		~~$~~	~~39,056~~
~~Net Investment Income Divided by Weighted-Average Common Shares~~	~~9.4~~		~~%~~	~~10.3~~		~~%~~	~~13.9~~		~~%~~

Estimated Annual Expenses (As A Percentage of Net Assets Attributable to Common Stock):	Annualized Expenses Based on Actual Expenses for the Quarter Ended December 31, 2017(1)	Annualized Expenses Based on Pro Forma Expenses for the Quarter Ended December 31, 2017 Assuming That the Company Had Incurred the Maximum Amount of Borrowings That Could Be Incurred by the Company
		Under the Currently Applicable 200% Minimum Asset Coverage Ratio(2)	Under the Proposed 150% Minimum Asset Coverage Ratio(3)
Base management fee payable under the Investment Advisory Agreement(4)	2.63%(5)	2.98%(6)	4.47%(7)
Incentive fee payable under the Investment Advisory Agreement (17.5% of pre-incentive fee net investment income and capital gains)(8)	1.98%(9)	2.18%(10)	2.92%(11)
Interest payments on borrowed funds(12)	2.90%	3.91%	7.83%
Other expenses(13)	0.58%	0.66%	0.99%
Acquired fund fees and expenses(14)	1.84%	1.84%	1.84%
Total annual expenses	9.93%	11.57%	18.05%

~~(1)~~ 	~~Not annualized, except for net investment income divided by the weighted average number of common shares.~~

(1)
~~Assumes that the Company had incurred~~Calculated by dividing the actual expenses for the quarter ended December 31, 2017 by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(2)
Calculated by dividing the pro forma expenses for the quarter ended December 31, 2017, assuming that the Company had $1.1 billion in outstanding indebtedness, which is the maximum amount of borrowings that could be incurred by the Company under the currently applicable 200% minimum asset coverage ratio, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods. The maximum amount of borrowings that could be incurred by the Company is presented for comparative and informational purposes only and such information is not a representation of the amount of borrowings that the Company intends to incur or that would be available to the Company to be incurred.

(3)
~~Assumes that the Company had incurred~~Calculated by dividing the pro forma expenses for the quarter ended December 31, 2017, assuming that the Company had $2.3 billion in outstanding indebtedness, which is the maximum amount of borrowings that could be incurred by the Company under the proposed 150% minimum asset coverage ratio, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods. The maximum amount of borrowings that could be incurred by the Company is presented for comparative and informational purposes only and such information is not a representation of the amount of borrowings that the Company intends to incur or that would be available to the Company to be incurred.

(4)
The base management fee under the Investment Advisory Agreement is calculated and payable quarterly in arrears at an annual rate of 1.50% of the Company’s average gross assets, including assets acquired through the incurrence of debt, excluding cash and cash equivalents and adjusted for share issuances or repurchases. See “Corporate Governance—Certain Relationships and Related Party Transaction—Investment Advisory Agreement.” For purposes of the table above, the percentage reflected is calculated based on the Company’s average net assets (rather than the Company’s average gross assets) for the same period. Consequently, if the Company has borrowings outstanding, its base management fee as a percentage of net assets attributable to common stock would be higher than if the Company did not utilize leverage.

(5)
Calculated by dividing the Company’s actual base management fees for the quarter ended December 31, 2017, which were $7.5 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(6)
Assuming outstanding indebtedness of $1.1 billion as of December 31, 2017, calculated by dividing the Company’s pro forma base management fees for the quarter ended December 31, 2017, which were $8.5 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(7)
Assuming outstanding indebtedness of $2.3 billion as of December 31, 2017, calculated by dividing the Company’s pro forma base management fees for the quarter ended December 31, 2017, which were $12.7 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(8)
The incentive fee has two parts. The first part is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter. The second part is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) in an amount equal to an annual rate of 17.5% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. See “Corporate Governance—Certain Relationships and Related Party Transaction—Investment Advisory Agreement.”
~~In calculating the pro forma incentive fees~~The annual incentive fees as a percentage of net assets attributable to common stock is calculated by dividing the actual or pro forma incentive fees for the quarter ended December 31, 2017, as applicable, by the net assets attributable to common stock as of December 31, 2017 and annualizing over four quarterly periods. In calculating the pro forma incentive fees for the quarter ended December 31, 2017 as a result of the Company’s incurring additional borrowings, the Company has assumed that the same weighted-average yield that was earned on the investments held during the quarter ended December 31, 2017 is generated on incremental investments made using proceeds from such additional borrowings. For example, the pro forma total investment income for the quarter ended December 31, 2017 is calculated by applying the ratio of “total investment income” for the quarter ended December 31, 2017 to “total investments, at fair value” ~~for the quarter ended~~ as of December 31, 2017 to the pro forma assets as of December 31, 2017. This same ratio is used to calculate other pro forma expenses for the quarter ended December 31, 2017, such as professional fees, administrative service fees, directors’ fees and other general and administrative expenses. ~~For costs associated with~~To calculate the pro forma interest expenses and credit facility fees for the quarter ended December 31, 2017, the ratios of interest expense and credit facility fees for the quarter ended December 31, 2017 to the total debt outstanding as of December 31, 2017, respectively, are applied to the pro forma total debt outstanding ~~to calculate the pro forma interest expenses and credit facility fees~~ as of December 31, 2017.

(9)
Calculated by dividing the Company’s actual incentive fees for the quarter ended December 31, 2017, which were $5.6 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(10)
Assuming outstanding indebtedness of $1.1 billion as of December 31, 2017, calculated by dividing the Company’s pro forma incentive fees for the quarter ended December 31, 2017, which were $6.2 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(11)
Assuming outstanding indebtedness of $2.3 billion as of December 31, 2017, calculated by dividing the Company’s pro forma incentive fees for the quarter ended December 31, 2017, which were $8.3 million, by the net assets attributable to common stock as of December 31, 2017, which were $1.1 billion, and annualizing over four quarterly periods.

(12)
The Company may borrow funds from time to time to make investments to the extent the Company determines that the economic situation is conducive to doing so. The Company’s stockholders indirectly bear the costs of borrowings under any debt instruments that the Company may enter into. The annual interest payments on borrowed funds as a percentage of net assets attributable to common stock is calculated by dividing the actual or pro forma interest payments on borrowed funds for the quarter ended December 31, 2017, as applicable, by the net assets attributable to common stock as of December 31, 2017 and annualizing over four quarterly periods. Interest payments on borrowed funds for the quarter ended December 31, 2017 represented the Company’s interest expenses for the quarter ended December 31, 2017 under the Company’s secured borrowings and the notes issued in connection with a $400 million term debt securitization completed by the Company through its wholly owned and consolidated subsidiary, Carlyle GMS Finance MM CLO 2015-1 LLC, on June 26, 2015, excluding fees (such as fees on undrawn amounts and amortization of upfront fees). To calculate the pro forma interest payments on borrowed funds for the quarter ended December 31, 2017, the ratio of interest payments on borrowed funds for the quarter ended December 31, 2017 to the total debt outstanding as of December 31, 2017 is applied to the pro forma total debt outstanding as of December 31, 2017.

(13)
Includes the Company’s estimated overhead expenses, such as payments under the Administration Agreement for certain expenses incurred thereunder. See “Corporate Governance—Certain Relationships and Related Party Transactions—Administration Agreement” and “—Sub-Administration Agreements.” Refer to note (8) above for the calculation of pro forma expenses for the quarter ended December 31, 2017.

(14)
The Company’s stockholders indirectly bear the expenses of underlying funds or other investment vehicles in which the Company invests that (1) are investment companies or (2) would be investment companies under Section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act. This amount includes the estimated annual fees and expenses of Middle Market Credit Fund, LLC, an unconsolidated limited liability company in which the Company owns a 50% economic interest and co-manages with Credit Partners USA LLC, which was the Company’s only acquired fund as of December 31, 2017.

Example
The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in the Company’s common stock, assuming (1) a 234.9% asset coverage ratio, which is the Company’s actual asset coverage ratio as of December 31, 2017, and total annual expenses of 9.93% of net assets attributable to common stock as set forth in the fees and expenses table above, (2) the currently applicable 200% minimum asset coverage ratio and total annual expenses of 11.57% of net assets attributable to common stock as set forth in the fees and expenses table above, and (3) the proposed 150% minimum asset coverage ratio and total annual expenses of 18.05% of net assets attributable to common stock as set forth in the fees and expenses table above, and, in each case of (1), (2) and (3), (x) a 5% annual return resulting entirely from net realized capital gains (none of which is subject to the incentive fee) and (y) a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains). Transaction expenses are included in the following example.

You would pay the following expenses on a $1,000 common stock investment:	1 year	3 years	5 years	10 years
Under the Company’s Actual Asset Coverage Ratio of 234.9% as of December 31, 2017:
assuming a 5% annual return resulting entirely from net realized capital gains (none of which is subject to the incentive fee)(1)	$80	$239	$398	$795
assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$89	$265	$442	$883
Under the Currently Applicable 200% Minimum Asset Coverage Ratio:
assuming a 5% annual return resulting entirely from net realized capital gains (none of which is subject to the incentive fee)(1)	$94	$282	$470	$940
assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$103	$308	$514	$1028
Under the Proposed 150% Minimum Asset Coverage Ratio:
assuming a 5% annual return resulting entirely from net realized capital gains (none of which is subject to the incentive fee)(1)	$151	$454	$756	$1512
assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains)(2)	$160	$480	$800	$1600

(1)	Assumes that the Company will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation.

(2)
Assumes no unrealized capital depreciation and a 5% annual return resulting entirely from net realized capital gains and therefore subject to the incentive fee based on capital gains. Because the Company’s investment strategy involves investments that generate primarily current income, the Company believes that a 5% annual return resulting entirely from net realized capital gains is unlikely.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in the Company’s common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, the Company’s performance will vary and may result in a return greater or less than 5%. Because the income portion of the incentive fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the second example assumes that the 5% annual return will be generated entirely through net realized capital gains and, as a result, will trigger the payment of the capital gains portion of the incentive fee under the Investment Advisory Agreement. The income portion of the incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If the Company achieves sufficient returns on its investments, including through net realized capital gains, to trigger an incentive fee of a material amount, the Company’s expenses, and returns to its investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, under certain circumstances, reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from NAV.
This example above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.
Limitations of Current Credit Facilities
The Company and its wholly owned subsidiary, TCG BDC SPV LLC (“SPV”), have each entered into a senior secured revolving credit facility (collectively, the “Facilities”). The Facilities include financial covenants that require the Company and the SPV to maintain a 200% minimum asset coverage ratio. The Company plans to seek amendments to the Facilities to lower the minimum asset coverage ratio to 150%. The Company cannot assure you that it will be able to negotiate a change to the Facilities to allow it and/or the SPV to incur additional leverage or that any such amendment will be available to it and/or the SPV on favorable terms. An inability on the part of the Company and/or the SPV to amend the contractual asset coverage limitation and access additional leverage could limit the Company’s ability to take advantage of the benefits described above related to its ability to incur additional leverage. Amendments to the Facilities to reduce the asset coverage limitation in the Facilities may result in the lenders demanding higher interest rates being applied to the borrowings under the Facilities, which, in turn, would increase the Company’s borrowing costs and limit the benefits of increased leverage.
The Company’s Additional Disclosure Obligations
The Company must comply with the following additional disclosure requirements upon approval of the application of the 150% minimum asset coverage ratio to the Company by either a majority of the Company’s Independent Directors or the Company’s stockholders:

•
not later than 5 business days after the date on which the 150% minimum asset coverage ratio is approved, the Company is required to disclose such approval, and the effective date of such approval, in (1) any filing submitted to the SEC under Section 13(a) or 15(d) of the Exchange Act (such as the Company’s Form 8-K, Form 10-Q or Form 10-K); and (2) a notice on the Company’s website (http://tcgbdc.com/), both of which have been done;

•
the Company is required to disclose, in each periodic filing required under Section 13(a) of the Exchange Act (i.e., the Company’s Form 10-Q or Form 10-K): (1) the aggregate principal amount or liquidation preference, as applicable, of the senior securities issued by the Company and the asset coverage ratio as of the date of the Company’s most recent financial statements included in that filing; (2) that the 150% minimum asset coverage ratio was approved; and (3) the effective date of such approval; and

•
as an issuer of common stock, the Company is also required to include in each periodic filing required under Section 13(a) of the Exchange Act (i.e., the Company’s Form 10-Q or Form 10-K) disclosures that are reasonably designed to ensure that the Company’s stockholders are informed of: (1) the amount of senior securities (and the associated asset coverage ratios) of the Company, determined as of the date of the most recent financial statements of the Company included in the filing; and (2) the principal risk factors associated with the senior securities described in the preceding clause, to the extent that risk is incurred by the Company.

The Board noted that, based on discussions with the Investment Adviser, none of these requirements are burdensome and the additional disclosure is appropriate.
Conclusion
Following consideration of the foregoing benefits and risks, the Board, including all Independent Directors, believes that permitting the Company to apply a minimum asset coverage ratio of 150% as of the earliest possible date is in the best interests of the Company and its stockholders. No single factor was determinative of the Board’s decision, but rather, the Directors based their determination on the total mix of information available to them.
Required Vote
Approval requires the receipt of “FOR” votes constituting a majority of the votes cast on the proposal at the Meeting, provided a quorum is present. Abstentions will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal. Shares represented by broker non-votes also are not considered votes cast and thus have no effect on the proposal.
THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ASSET COVERAGE RATIO PROPOSAL.